

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2022

Tahir Mahmood, PhD
Chief Executive Officer
Applied Molecular Transport Inc.
450 East Jamie Court
South San Francisco, California 94080

  Re: Applied Molecular Transport Inc.
    Registration Statement on Form S-3
    Filed March 11, 2022
    File No. 333-263501

Dear Mr. Mahmood:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Crawford at 202-551-7767 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Life Sciences

cc: Michael Coke, Esq.